Probitas Funds Group, LLC

Statement of Financial Condition
December 31, 2015

Assets

Cash and Cash Equivalents	$	9,008,092
Receivables		7,599,882
Prepaid Expenses		369,511
Furniture, Fixtures and Equipment, net		272,245
Long-Term Receivables		4,012,369
Total assets	$	21,262,099

Liabilities and Member's Equity

Accounts Payable and Accrued Expenses	$	4,851,608
Deferred Revenue		1,064,250
Due To Affiliates		147,345
Total liabilities		6,063,203

Commitments, Contingencies and Guarantees (Note 8)

Member's Equity		15,198,896
Total liabilities and member's equity	$	21,262,099

See Notes to Financial Statements.